February 26, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Edward M. Kelly

Re:	Ecoark Holdings, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed January 21, 2020
File No. 333-235456

Dear Mr. Kelly:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated January 21, 2020 (the “Comment Letter”) relating to the filing made by Ecoark Holdings, Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

General

1. We note your response to comment 10 in our January 8, 2020 letter. We have referred your response to the Division of Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

Neither the Company nor any of its subsidiaries is involved in the business of investing in securities.

Recent Sales of Unregistered Securities, page II-3

2. Refer to comment 1 in our January 8, 2020 letter. Based on disclosure in the financial statements under “Note 13: Stockholders’ Equity (Deficit)” on page F-32 and “Note 14: Concentrations” on page F-62, it appears that you have not furnished the information for all of your securities which were sold by you within the past three years and which were not registered under the Securities Act as required by Item 701 of Regulation S-K. Please revise. Additionally, state the value of the 300 shares of common stock which you issued on August 21, 2019 to advisors for services. See Item 701(c) of Regulation S-K. Finally, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for all of your securities sold by you within the past three years, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

The Company revised its disclosure for Recent Sales of Unregistered Securities.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Brad Hoagland
Melissa Raminpour